UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13(a) AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55253

HEMISPHERE ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Phone: (604) 685-9255
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, No Par Value
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports under the Securities Exchange Act of 1934:

Rule 12g-4(a)(1)        [X]
Rule 12g-4(a)(2)        [   ]
Rule 12h-3(b)(1)(i)    [   ]
Rule 12h-3(b)(1)(ii)   [   ]
Rule 15d-6                 [   ]

            Approximate number of holders of record as of the certification or notice date: 153

            Pursuant to the requirements of the Securities Exchange Act of 1934, Hemisphere Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 23, 2015	By:	/S/DORLYN EVANCIC
Dorlyn Evancic
Chief Financial Officer